UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-40442

THE REAL BROKERAGE INC.

(Registrant)

701 Brickell Avenue, 17th Floor

Miami, Florida, 33131 USA

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Explanatory Note

On April 26, 2026, The Real Brokerage Inc., a company existing under the laws of the Province of British Columbia (“Real”), entered into an Arrangement Agreement and Plan of Merger (as may be amended, modified, supplemented or waived from time to time, the “Merger Agreement”) to acquire RE/MAX Holdings, Inc., a Delaware corporation (“REMAX”). The transactions contemplated by the Merger Agreement are collectively referred to herein as the “Transaction.” Pursuant to the Merger Agreement, Real formed a new holding company, Rome Wildlife, Inc., a Delaware corporation and a wholly owned subsidiary of Real that is expected to be renamed Real REMAX Group Inc. (“Real REMAX Group”). Upon the closing of the Transaction, Real REMAX Group is expected to trade on the Nasdaq Global Select Market under the symbol “REAX”. The Transaction is expected to close in the second half of 2026, subject to approval by Real’s securityholders and REMAX’s shareholders and satisfaction of specified closing conditions.

In connection with the Transaction, Real REMAX Group filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a joint proxy statement/prospectus and management information circular, which was declared effective by the SEC on July 9, 2026, the date on which each of Real and REMAX first mailed the joint proxy statement/prospectus and management information circular to their shareholders and stockholders, respectively. On August 14, 2026, Real will hold a special meeting of its securityholders (the “Real Meeting”) and REMAX will hold a special meeting of its stockholders (the “REMAX Meeting”), in each case, to consider certain proposals related to the Transaction, as further described in the joint proxy statement/prospectus and management information circular.

Directors and Corporate Governance

Directors

The following table is dated as of August 6, 2026, and provides information regarding the individuals who are expected to serve as directors of Real REMAX Group (the “Real REMAX Group Directors” and each, a “Real REMAX Group Director”) after the closing of the Transaction. There are no family relationships among any of the Real REMAX Group Directors.

Name	Age	Independent
Tamir Poleg	50	No
Vikki Bartholomae	55	Yes
Erik Carlson	56	No
Guy Gamzu	60	Yes
Norman Jenkins	63	Yes
Larry Klane	66	Yes
Ken Pozek	41	No
Cathleen Raffaeli	69	Yes
Laurence Rose	57	Yes
Susanne Greenfield Sandler	41	Yes

Tamir Poleg

Mr. Poleg was first appointed to the Real Board in 2020 and serves as its Chair. Tamir Poleg is the cofounder and current Chief Executive Officer of Real, which was founded through a subsidiary in 2014. Prior to founding Real, Mr. Poleg founded and served as the Chief Executive Officer of Optimum RE Investments - a real estate company focused on multi-family investments and operations. Before shifting to real estate, Mr. Poleg served in executive sales and business development positions with several technology companies, focusing on wireless infrastructure development and deployment across multiple continents. With over 15 years of real estate experience, including serving as a construction manager, and 9 years of technology company experience, Mr. Poleg is considered an expert in real estate technology and is a member of Forbes Real Estate Council. Mr. Poleg holds a bachelor’s degree in economics and several real estate related accreditations. Mr. Poleg is being appointed to serve on the Real REMAX Group Board because of his extensive real estate and technology company experience, including as the founder of Real.

Vikki Bartholomae

Ms. Bartholomae was first appointed to the Real Board in 2021 and is a member of its Audit Committee and Nominating and Corporate Governance Committee. Prior to joining Real, Ms. Bartholomae served as Chief of Agent Success at Side from 2018 to 2020 and President at eXp Realty 2016 to 2018, where she helped the company grow from 500 agents to 15,000 agents in three years. Throughout her career, Ms. Bartholomae has also worked as a team leader and agent with Tarbell Realtors, Disney Vacation Development and Keller Williams. Ms. Bartholomae holds a master’s degree from Regent University. Ms. Bartholomae is being appointed to serve on the Real REMAX Group Board because of her extensive leadership experience working with real estate brokerages.

Erik Carlson

Mr. Carlson has served as Chief Executive Officer of REMAX and as a member of the REMAX Board since 2023. He is an accomplished public company executive with more than 30 years of leadership experience. Prior to joining REMAX, Mr. Carlson spent 28 years with DISH Network Corporation, which was listed on NASDAQ, culminating in six years as President and CEO of the Fortune 200 company. Mr. Carlson is being appointed to serve on the Real REMAX Group Board because his extensive experience leading large-scale operations, driving strategic growth, and overseeing complex organizations brings valuable executive leadership and operational expertise to the Real REMAX Group Board.

Guy Gamzu

Mr. Gamzu was first appointed to the Real Board in 2020 and is the Chair of its Compensation Committee and a member of its Nominating and Corporate Governance Committee. Mr. Gamzu has served since 1998 as the Chairman of Cubit Investments Ltd., a privately owned investment company that he founded and that specializes in early-stage venture finance. Mr. Gamzu also serves as a director of a number of private technology companies, including Clear Cut Space Ltd., Moon Active Ltd., Spikenow Ltd., Vi Labs Ltd., Vyzer Ltd., Eyeclick Ltd., Atlas Invest Big Data Ltd. Mr. Gamzu is being appointed to serve on the Real REMAX Group Board because of his extensive investment and technology company leadership experience.

Norman Jenkins

Mr. Jenkins was first appointed to the REMAX Board in 2023 and is a member of its Compensation Committee and its Nominating and Corporate Governance Committee. Since its founding in 2009, Mr. Jenkins has served as President and Chief Executive Officer of Capstone Development, a company that develops and acquires hotels, multi-family properties and other classes of commercial real estate. Mr. Jenkins also served in a variety of senior leadership roles during his 16-year career at Marriott International, Inc. Mr. Jenkins has also held positions in finance and operations at McDonald’s Corporation. Mr. Jenkins currently serves on the boards of AutoNation (NYSE: AN) and Urban Edge Properties (NYSE: UE). He also served on the board of Duke Realty (NYSE: DRE) from February 2017 until its acquisition by Prologis, Inc. in October 2022 and on the board of New Senior Investment Group, Inc. (NYSE: SNR) from November 2020 through its acquisition by Ventas, Inc. in September 2021. He is a member of the Washington, D.C. Developer Roundtable and a former member of the Suburban Hospital Board of Trustees and the Howard University Board of Trustees. Mr. Jenkins is being appointed to serve on the Real REMAX Group Board because of his extensive experience in real estate and franchising as well as his experience on other public company boards.

Larry Klane

Mr. Klane was first appointed to the Real Board in 2020 and is the Chair of its Audit Committee and a member of its Compensation Committee. Mr. Klane is a Principal at Pivot Investment Partners, a private investment firm that he co-founded in 2014 and that is focused on investing in a select set of high potential financial technology companies. Prior to co-founding Pivot Investment Partners, Mr. Klane was the Global Financial Institutions Leader at Cerberus Capital. Before joining Cerberus Capital, from 2009 to 2012, Mr. Klane was the CEO of Korea Exchange Bank, a publicly traded bank in Korea. Mr. Klane also served as President of the Global Financial Services division of Capital One Financial Corporation, where he worked from 2000 to 2008, and was a Managing Director at Deutsche Bank and ran the Corporate Trust and Agency Services business acquired from Bankers Trust. In addition to the Real Board, Mr. Klane currently serves on the boards of Navient Corporation (Nasdaq: NAVI), which he joined in 2019, and Goldman Sachs Bank USA, a wholly owned subsidiary of Goldman Sachs Group, Inc. (NYSE: GS). Previously, Mr. Klane served on the Board of Bottomline Technology (USA) (from 2021), as Chairman of the Board of Korea Exchange Bank (from 2010 to 2012) and as a director of Aozora Bank, a publicly traded bank in Japan in which Cerberus Capital held a controlling interest. In 2007, Mr. Klane was nominated by the President of the United States to sit on the Federal Reserve Board of Governors. Mr. Klane received his MBA from the Stanford Graduate School of Business and earned his undergraduate degree from Harvard College. Mr. Klane qualifies as an audit committee financial expert under SEC rules. Mr. Klane is being appointed to serve on the Real REMAX Group Board because of his extensive experience serving on public company boards as well as his financial governance expertise.

Ken Pozek

Mr. Pozek was first appointed to the Real Board in 2026. In 2016, Mr. Pozek founded the Pozek Group, an Orlando, FL-based real estate company, where he leads a team of agents, creatives, and staff. In 2021, Mr. Pozek founded The Orlando Real, a media brand that reaches 5-7 million unique accounts monthly and has over 360,000 followers across YouTube, Instagram, TikTok, Facebook, and LinkedIn. Prior to founding the Pozek Group, Mr. Pozek was a real estate investor and appraiser in Detroit at Ken Pozek LLC, which he founded in 2003. Mr. Pozek is being appointed to serve on the Real REMAX Group Board because of his experience as a real estate agent entrepreneur.

Cathleen Raffaeli

Ms. Raffaeli was first appointed to the REMAX Board in 2024 and is a member of its Audit Committee and its Compensation Committee. She serves as CEO and Managing Director of the Hamilton White Group and Soho Venture Partners Inc., two related syndicated investment and advisory firms. She has over 35 years of business management experience focused on growth, marketing, technology, and asset redeployments. She has also held board leadership positions for over 25 years and since 2018 she has served on the board of Aberdeen PLC, a $550 billion-dollar global asset manager, where she sits on the Remuneration Committee and the Audit and Risk Committee. She also chairs the boards of two subsidiaries of Aberdeen: Aberdeen Platform Limited and Elevate Portfolio Services Limited. She served on the New York Federal Loan Bank Board for 13 years, as well as numerous other boards including E*TRADE, Brookline College and JHPIEGO, a Johns Hopkins Global Health Initiative. Ms. Raffaeli is being appointed to serve on the Real REMAX Group Board because of her extensive experience in leading businesses through transitions and her broad financial industry experience.

Laurence Rose

Mr. Rose was first appointed to the Real Board in 2020 and is the Chair of its Nominating and Corporate Governance Committee and a member of its Compensation Committee. Since 2019, Mr. Rose has been with Tradelogiq Markets Inc., a CIRO member firm that is the operator of two lit marketplaces for trading Canadian listed securities and where he currently serves as Chairman, President and Chief Executive Officer. Mr. Rose also serves as President of the private investment firm Matchpoint Financial Corp. and was the founder of ADL Ventures Inc., a capital pool company that was the predecessor to Real. Mr. Rose spent over 11 years at global investment bank Cantor Fitzgerald and served as its Chairman, President and Chief Executive Officer of Cantor Fitzgerald Canada Corporation and Senior Managing Director of Cantor Fitzgerald & Co. Prior to joining Cantor Fitzgerald, Mr. Rose was founder and Chief Executive Officer of CollectiveBid Systems Inc. and its wholly-owned investment dealer subsidiary, CBID Markets Inc., which launched Canada’s first Alternative Trading System. His professional experience also includes positions with RBC Dominion Securities Inc., Dow Jones Markets Inc. and Bridge Information Systems. Mr. Rose is being appointed to serve on the Real REMAX Group Board because of his extensive background in the capital markets and technology sectors.

Susanne Greenfield Sandler

Ms. Sandler was first appointed to the Real Board in 2023 and is a member of its Audit Committee. Since 2024, Ms. Sandler has served as SVP and General Manager of Fintech at Mews, a fast-growing unicorn technology company that provides software and financial services to the hospitality industry. Prior to joining Mews, Ms. Sandler served as a strategic consultant and advisor to technology companies in the travel and fintech industries. From 2020 to 2022, Ms. Sandler served as General Manager of Apalon, a subscription mobile app business owned by IAC Inc. (NASDAQ: IAC). Prior to Apalon, from 2014 to 2020, she held various senior roles at Booking Holdings (NASDAQ: BKNG), including Vice President of Global Strategy. Since 2021, Ms. Sandler has been a member of the Supervisory Board and Audit Committee of HomeToGo, a vacation rental marketplace and software provider. Ms. Sandler graduated magna cum laude from the NYU Stern School of Business with a double major in finance and accounting. Ms. Sandler is being appointed to serve on the Real REMAX Group Board because of her extensive experience with other tech-enabled companies, as well as her experience on other public company boards.

Sharran Srivatsaa – Director Emeritus

Mr. Srivatsaa was first appointed to the Real Board in 2025 and will serve as a Director Emeritus of the Real REMAX Group Board, as described in further detail below. Mr. Srivatsaa has served as CEO and Managing Partner at Acquisition.com since March 2026, and President and Managing Partner at Acquisition.com from June 2025 to March 2026. From 2022 to 2025, Mr. Srivatsaa served as President of Real and oversaw Real’s growth, with a focus on agent attraction and education. In 2018, Mr. Srivatsaa founded Kingston Lane, a marketing software platform for real estate agents and brokers and Highland Prime, a private equity firm focused on helping leadership teams scale their businesses and exit. From 2014 until it was sold to Douglas Elliman in 2017, Mr. Srivatsaa was President at Teles Properties, a real estate brokerage. Earlier in his career, Mr. Srivatsaa held investment advisory and corporate strategy positions at Goldman Sachs and Credit Suisse.

As a Director Emeritus, Mr. Srivatsaa will not be a Real REMAX Group Director and will not serve on the Real REMAX Group Board in an official capacity. While he may join Real REMAX Group Board meetings on an advisory basis, he will not have the responsibilities, authority or fiduciary duties of an elected Real REMAX Group Director.

Board Committees

The Real REMAX Group Board will have three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. The members of these committees will be independent under applicable Nasdaq standards and Rule 10A-3 of the Securities Exchange Act of 1934.

Audit Committee

The Audit Committee is expected to consist of Larry Klane as Chair and Vikki Bartholomae, Susanne Greenfield Sandler and Cathleen Raffaeli as members and will have the following key responsibilities:

•	appointing, compensating, retaining, evaluating, terminating, and overseeing its independent registered public accounting firm;

•	discussing with its independent registered public accounting firm its independence from company management;

•	reviewing with its independent registered public accounting firm the scope and results of their audit;

•	approving all audit and permissible non-audit services to be performed by its independent registered public accounting firm;

•	overseeing the financial reporting process and discussing the interim and annual financial statements that Real REMAX Group will file with the SEC with management and its independent registered public accounting firm;

•	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements;

•	monitoring the implementation and impact of new accounting policies;

•	overseeing the establishment of procedures for the confidential and/or anonymous submission and review of concerns regarding questionable accounting, internal controls, auditing matters, or anything else that appears to involve financial or other wrongdoing;

•	assisting the Real REMAX Group Board with oversight, approval, and recommendations regarding capital allocation including investment of cash, management of financial risks such as interest rate and currency risks and debt covenant compliance;

•	overseeing management of tax issues, including tax receivable agreements;

•	reviewing and approving related party transactions; and

•	overseeing the company’s risk management, including the company’s enterprise risk management program discussed above and efforts to mitigate cybersecurity risks.

The Audit Committee will review Real REMAX Group’s annual report and make recommendations to the full Board about its approval. The Audit Committee will review and approve the Real REMAX Group’s quarterly reports and earnings releases for the first, second, and third quarters. Certain members of the Audit Committee will qualify as “Audit Committee financial experts” as such term is defined in Item 407(d)(5) of Regulation S-K.

Compensation Committee

The Compensation Committee is expected to consist of Guy Gamzu as Chair and Laurence Rose and Larry Klane as members and will have the following key responsibilities:

•	reviewing and approving the compensation of Real REMAX Group’s executive officers and Directors;

•	overseeing compensation of other officers;

•	reviewing key employee compensation goals, policies, plans, and programs;

•	administering the Real REMAX Group Stock Incentive Plan;

•	reviewing and approving any employment agreements and other similar arrangements between the company and its executive officers;

•	reviewing the Compensation Discussion and Analysis and Compensation Committee Report that will be included in its proxy statements; and

•	engaging any compensation consultants.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is expected to consist of Laurence Rose as Chair and Vikki Bartholomae and Norman Jenkins as members and will have the following key responsibilities:

•	identifying and evaluating potential candidates for the slate of directors nominated for election by stockholders at annual meetings and for vacancies occurring on the Real REMAX Group Board from time to time and making recommendations to the Real REMAX Group Board regarding qualified individuals to be members of the board;

•	overseeing the organization of the Real REMAX Group Board to discharge its duties and responsibilities properly and efficiently;

•	developing and recommending to the Real REMAX Group Board a set of corporate governance guidelines and principles and reviewing portions of its code of conduct related to corporate governance; and

•	overseeing Real REMAX Group Board’s annual self-evaluation.

Additional Disclosures

Since the filing of the preliminary joint proxy statement/prospectus and management information circular by Real REMAX Group with the SEC on June 12, 2026, several purported REMAX stockholders have sent demand letters (together, the “Demand Letters”) generally alleging that the preliminary joint proxy statement/prospectus and management information circular and/or the joint proxy statement/prospectus and management information circular is misleading and/or omits certain purportedly material information regarding, among other things, the background of the merger, Real and/or REMAX’s financial projections and J.P. Morgan Securities LLC’s financial analyses.

In addition, on July 22, 2026 and July 23, 2026, respectively, two separate complaints were filed by purported REMAX stockholders in the Supreme Court of the State of New York, County of New York against REMAX and its directors under the captions (i) John Burke v. RE/MAX Holdings, Inc. et al. (the “Burke Complaint”) and (ii) Keith Jones v. RE/MAX Holdings, Inc. et al. (the “Jones Complaint” and, together with the Burke Complaint, the “Complaints” and, the Complaints together with the Demand Letters, the “Matters”). The Complaints allege that the preliminary joint proxy statement/prospectus and management information circular and/or the joint proxy statement/prospectus and management information circular omitted certain purportedly material information regarding, among other things, the background of the Merger, Real and/or REMAX’s financial projections and J.P. Morgan Securities LLC’s financial analyses that rendered it false and misleading or otherwise had disclosure deficiencies in violation of New York law. The Complaints seek, among other things, injunctions barring consummation of the Transaction or, in the event that the Transaction is consummated, damages resulting from the alleged violations.

Each of Real REMAX Group, Real and REMAX disagrees with the allegations asserted in the Matters and believes that no further disclosure is required to supplement the joint proxy statement/prospectus and management information circular under applicable law. However, to avoid the risk that the Matters delay or otherwise adversely affect the Transaction, and to minimize the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, Real REMAX Group, Real and REMAX are voluntarily supplementing the joint proxy statement/prospectus and management information circular as described in this Report on Form 6-K (such supplemental disclosures, the “Additional Disclosures”). Nothing in this Report on Form 6-K shall be deemed an admission of the legal necessity or materiality under applicable law of any of the Additional Disclosures. To the contrary, Real REMAX Group, Real and REMAX specifically deny all allegations in the Matters, including that any additional disclosure was or is required, whether or not set forth in this Report on Form 6-K.

To the extent that information in the Additional Disclosures differs from, or updates information contained in, the joint proxy statement/prospectus and management information circular, the information in the Additional Disclosures will supersede or supplement the information in the joint proxy statement/prospectus and management information circular. Except as otherwise described in the Additional Disclosures, the joint proxy statement/prospectus and management information circular, the annexes to the joint proxy statement/prospectus and management information circular and the documents referred to, contained in or incorporated by reference in the joint proxy statement/prospectus and management information circular are not otherwise modified, supplemented or amended.

The Additional Disclosures do not modify in any way the terms of the Transaction, including the timing of the Real Meeting or the REMAX Meeting. Real’s board of directors continues to unanimously recommend that Real’s securityholders vote “FOR” the Arrangement Resolution (as defined in the joint proxy statement/prospectus and management information circular). REMAX’s board of directors continues to recommend that REMAX stockholders vote “FOR” the Share Issuance Proposal, the Merger Proposal, the Compensation Proposal and the Adjournment Proposal (in each case, as defined in the joint proxy statement/prospectus and management information circular).

SUPPLEMENT TO PROXY STATEMENT

The following Additional Disclosures supplement the joint proxy statement/prospectus and management information circular, and should be read in conjunction with the joint proxy statement/prospectus and management information circular, which is available at the SEC’s website, www.sec.gov, and which should be read in its entirety, including the annexes thereto. The information contained in the Additional Disclosures is incorporated by reference into the joint proxy statement/prospectus and management information circular. All page references in the Additional Disclosures are references to pages in the joint proxy statement/prospectus and management information circular, and the terms used in the Additional Disclosures have the meanings set forth in the joint proxy statement/prospectus and management information circular. The Additional Disclosures are identified below by bold, underlined text. Without admitting in any way that the Additional Disclosures are material or required by applicable law, Real makes the following Additional Disclosures:

1.	The disclosure on page 93 of the joint proxy statement/prospectus and management information circular contained within the entirety of the first full paragraph of the page is supplemented and replaced with the following:

On February 2, 2026, REMAX and Party D executed an NDA that allowed Party D to discuss with Party A regarding a potential transaction with REMAX and included a standstill provision that terminated automatically if, among other things, REMAX entered into a definitive agreement for the acquisition of a majority interest in REMAX.

2.	The disclosure on page 129 of the joint proxy statement/prospectus and management information circular contained within the subsection titled “Publicly Traded Companies Analysis” starting with the text “Using information obtained from public filings…” and continuing through “… before taking into account certain share-based compensation, for the calendar year 2026 (referred to herein as the “FV/2026E Adjusted EBITDA Multiple”)” is supplemented and replaced with the following:

Using information obtained from public filings, public equity research analysts’ estimates and FactSet Research Systems as of April 24, 2026, J.P. Morgan calculated, for each selected company, and for Real and REMAX, the ratio of such company’s firm value (calculated as equity value, plus or minus, as applicable, net debt or net cash, including non-controlling interests and investment in unconsolidated subsidiaries, and referred to herein as “FV”) to the consensus equity research analyst estimates of such selected company’s adjusted earnings before interest, taxes, depreciation and amortization, before taking into account certain share-based compensation, for the calendar year 2026 (referred to herein as the “FV/2026E Adjusted EBITDA Multiple”). The results of the calculations are as follows:

Company	FV / 2026E EBITDA Multiple
Compass	11.2x
eXp	15.1x
Real (consensus)	20.5x
REMAX (consensus)	6.1x

3.	The disclosure on page 130 of the joint proxy statement/prospectus and management information circular contained within the subsection titled “Discounted Cash Flow Analysis - REMAX” starting with the text “J.P. Morgan conducted a discounted cash flow analysis of REMAX…” and continuing through “… ranging from 1.0% to 2.0% to the unlevered free cash flows (post-SBC) of REMAX during the terminal year, based on the REMAX Projections” is supplemented and replaced with the following:

J.P. Morgan conducted a discounted cash flow analysis of REMAX using the unlevered free cash flows (post-SBC) that REMAX was expected to generate during calendar years 2026 through 2030 based on the REMAX Projections. J.P. Morgan calculated a range of terminal values for REMAX at the end of such period by applying perpetual growth rates ranging from 1.0% to 2.0% (which implied a terminal multiple range of 8.0x to 9.4x) to the unlevered free cash flows (post-SBC) of REMAX during the terminal year, based on the REMAX Projections. Such perpetual growth rates were selected by J.P. Morgan based on its experience and professional judgment, taking into account the Projections and market expectations regarding long-term growth of gross domestic product and inflation.

4.	The disclosure on page 130 of the joint proxy statement/prospectus and management information circular contained within the subsection titled “Discounted Cash Flow Analysis - REMAX” starting with the text “J.P. Morgan then discounted the unlevered free cash flow (post-SBC) estimates…” and continuing through “… and (iii) implied offer price of $13.80 per share of REMAX Class A Common Stock based on an exchange ratio of 5.150x and closing price of Real Common Shares of $2.68 per share on April 24, 2026” is supplemented and replaced with the following:

J.P. Morgan then discounted the unlevered free cash flow (post-SBC) estimates and the range of terminal values to present value as of December 31, 2025, using a range of discount rates from 11.0% to 12.0%, which range was selected by J.P. Morgan based upon an analysis of the weighted average cost of capital of REMAX derived using the capital asset pricing model and J.P. Morgan’s professional judgment and experience. The present values of the unlevered free cash flow (post-SBC) estimates and the range of terminal values were then adjusted for REMAX’s net debt of approximately $320 million as of December 31, 2025, as set forth in REMAX’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, and dividing the result by the diluted number of shares of REMAX Class A Common Stock outstanding of approximately 39.9 million as of March 31, 2026 (calculated using the treasury stock method), as provided by REMAX management. This analysis indicated ranges of implied per share equity values for REMAX Class A Common Stock (rounded to the nearest $0.25) of approximately $10.50 to $14.00, as compared to the (i) unaffected closing price of REMAX Class A Common Stock of $6.56 per share on April 23, 2026, the Unaffected Date, (ii) closing price of REMAX Class A Common Stock of $7.99 per share on April 24, 2026, and (iii) implied offer price of $13.80 per share of REMAX Class A Common Stock based on an exchange ratio of 5.150x and closing price of Real Common Shares of $2.68 per share on April 24, 2026.

5.	The disclosure on page 130 of the joint proxy statement/prospectus and management information circular contained within the subsection titled “Discounted Cash Flow Analysis - Real” starting with the text “J.P. Morgan conducted a discounted cash flow analysis of Real…” and continuing through “… ranging from 2.0% to 3.0% to the unlevered free cash flows (post-SBC) of Real during the terminal year, based on the Real Projections for Real” is supplemented and replaced with the following:

J.P. Morgan conducted a discounted cash flow analysis of Real using the unlevered free cash flows (post-SBC) that Real was expected to generate during calendar years 2026 through 2030 based on the Real Projections. J.P. Morgan calculated a range of terminal values for Real at the end of such period by applying perpetual growth rates ranging from 2.0% to 3.0% (which implied a terminal multiple range of 16.3x to 20.7x) to the unlevered free cash flows (post-SBC) of Real during the terminal year, based on the Real Projections for Real. Such perpetual growth rates were selected by J.P. Morgan based on its experience and professional judgment, taking into account the Projections and market expectations regarding long-term growth of gross domestic product and inflation.

6.	The disclosure on pages 130 and 131 of the joint proxy statement/prospectus and management information circular contained within the subsection titled “Discounted Cash Flow Analysis - Real” starting with the text “J.P. Morgan then discounted the unlevered free cash flow (post-SBC) estimates…” and continuing through “… as compared to the closing price of Real Common Shares of $2.68 per share on April 24, 2026” is supplemented and replaced with the following:

J.P. Morgan then discounted the unlevered free cash flow (post-SBC) estimates and the range of terminal values to present value as of December 31, 2025, using a range of discount rates from 11.0% to 12.0%, which range was selected by J.P. Morgan based upon an analysis of the weighted average cost of capital of Real derived using the capital asset pricing model and J.P. Morgan’s professional judgment and experience. The present values of the unlevered free cash flow (post-SBC) estimates and the range of terminal values were then adjusted for Real’s cash and equivalents of approximately $50 million, non-controlling interest of approximately ($0.09) million and investments in unconsolidated subsidiaries of approximately $2.25 million, as of December 31, 2025, as set forth in Real’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, and dividing the result by the diluted number of Real Common Shares outstanding of approximately 256.5 million as of March 31, 2026, as provided by Real Management and approved for J.P. Morgan’s use by REMAX. This analysis indicated ranges of implied per share equity values for Real Common Shares (rounded to the nearest $0.25) of approximately $2.50 to $3.00, as compared to the closing price of Real Common Shares of $2.68 per share on April 24, 2026.

7.	The disclosure on pages 131 of the joint proxy statement/prospectus and management information circular contained within the subsection titled “Intrinsic Value Creation Analysis” starting with the text “J.P. Morgan conducted an illustrative implied intrinsic value creation analysis…” and continuing through “… The equity values in this analysis were calculated on a diluted basis” is supplemented and replaced with the following:

J.P. Morgan conducted an illustrative implied intrinsic value creation analysis based on the REMAX Projections, the Real Projections, and the Synergies, as applicable, which compared the implied equity value of REMAX Class A Common Stock derived from a discounted cash flow analysis on a standalone basis to the implied equity value attributable to the holders of REMAX Class A Common Stock of the pro forma combined company, taking into account the Synergies, and assuming a blended Merger Consideration of $11.79 in shares of New Wildlife and $2.01 in cash per share of REMAX Class A Common Stock. J.P. Morgan determined the implied equity value of the pro forma combined company by calculating the sum of (i) the aggregate of the implied equity value of REMAX and the implied equity value of Real, in each case using the midpoint values determined pursuant to J.P. Morgan’s discounted cash flow analyses described above, plus (ii) the estimated present value of the Synergies of approximately $233 million (which were discounted to present value using a discount rate of 11.5% and applying a perpetual growth rate of 2.5%, which discount rate and perpetual growth rate represent the midpoints of the ranges of discount rates and perpetual growth rates, respectively, used in the Discounted Cash Flow Analysis - Real described above), less (iii) the Cash Election Consideration to be paid to holders of REMAX Class A Common Stock of approximately $80 million pursuant to the Merger Agreement, less (iv) transaction expenses of approximately $71 million, as provided by Real Management and approved for J.P. Morgan’s use by REMAX. J.P. Morgan determined the implied value attributable to the holders of REMAX Class A Common Stock by multiplying the implied equity value of the pro forma combined company by the pro forma equity ownership percentage of the combined company attributable to the existing holders of REMAX Class A Common Stock pursuant to the Mergers of approximately 40.6%, and adding to that the Cash Election Consideration to be paid to the holders of REMAX Class A Common Stock of approximately $80 million. This analysis indicated that, on an illustrative basis, the Mergers created hypothetical incremental implied value of approximately 24.3% to the holders of REMAX Class A Common Stock. There can be no assurance, however, that the Synergies, transaction-related expenses, and other impacts referred to above will not be substantially greater or less than those estimated by Real’s Management and described above. The equity values in this analysis were calculated on a diluted basis.

Cautionary Disclosure Regarding Forward-Looking Statements

This communication contains certain “forward-looking statements” and “forward-looking information” within the meaning of applicable United States and Canadian securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements/forward-looking information include all statements that do not relate solely to historical or current facts, and can generally be identified by the use of words such as “believe,” “expect,” “anticipate,” “intend,” “project,” “estimate,” “potential,” “plan,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” These forward-looking statements/forward-looking information include, but are not limited to, statements related to the expected benefits of the proposed transaction; the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, including the expected leverage of the combined company and the amount and timing of synergies from the proposed transaction; the completion of the Transaction and the expected timeline; and the ability to satisfy all closing conditions, including the receipt of required approvals for the Transaction. Forward-looking statements/forward-looking information inherently involve many risks and uncertainties that could cause actual results to differ materially from those projected in these statements, including statements about the consummation of the proposed transaction and the anticipated benefits thereof. Where, in any forward-looking statement, Real or REMAX express an expectation or belief as to future results or events, it is based on Real and/or REMAX’s current plans and expectations, expressed in good faith and believed to have a reasonable basis. However, neither Real nor REMAX can give any assurance that any such expectation or belief will result or will be achieved or accomplished. Important risk factors that may cause such a difference include, but are not limited to: Real’s and REMAX’s ability to consummate the proposed transaction on the expected timeline or at all; Real’s and REMAX’s ability to obtain the necessary regulatory approvals in a timely manner and the risk that such approvals are not obtained or are obtained subject to conditions that are not anticipated; Real’s or REMAX’s ability to obtain approval of their shareholders; the risk that a condition of closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement, including in circumstances requiring Real or REMAX to pay a termination fee; the diversion of management time on transaction-related issues; risks related to disruption from the proposed transaction, including disruption of management time from current plans and ongoing business operations due to the proposed transaction and integration matters; the risk that the proposed transaction and its announcement could have an adverse effect on Real’s and REMAX’s ability to retain agents, franchisees and personnel or that there could be potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; potential litigation relating to the proposed transaction that could be instituted against the parties to the Merger Agreement or their respective directors, managers or officers, including the effects of any outcomes related thereto; the ability of the combined company to achieve the synergies and other anticipated benefits expected from the proposed transaction or such synergies and other anticipated benefits taking longer to realize than anticipated; the ability of the combined company to achieve the expected leverage or such leverage taking longer to realize than anticipated; Real’s ability to integrate REMAX promptly and effectively; anticipated tax treatment, unforeseen liabilities, future capital expenditures, economic performance, future prospects and business and management strategies for the management, expansion and growth of the combined company’s operations; certain restrictions during the pendency of the proposed transaction that may impact Real’s or REMAX’s ability to pursue certain business opportunities or strategic transactions or otherwise operate their respective businesses; slowdowns in real estate markets, economic and industry downturns, Real’s ability to attract new agents and retain current agents, Real’s inability to successfully launch new products and features; Real’s inability to scale while improving operating leverage, or inability to successfully execute its strategies, including its strategy related to HeyLeo; possible unfavorable results in legal proceedings; changes in laws, regulations or the regulatory environment affecting our business; disruptions to our technology or cybersecurity incidents; and other risk factors detailed from time to time in Real’s and REMAX’s reports filed with the SEC and Real’s reports filed with Canadian securities regulators, including Real’s annual report on Form 40-F, Reports on Form 6-K and other documents filed with the SEC, and REMAX’s annual report on Form 10-K, quarterly reports on Form 10-Q, Reports on Form 8-K and other documents filed with the SEC and Real’s audited annual financial statements and annual management’s discussion and analysis for the financial year ended December 31, 2025, Annual Information Form dated March 4, 2026, quarterly financial statements and quarterly management’s discussion and analysis for the period ended March 31, 2026 filed with Canadian securities regulators, including documents that have been or will be filed, as applicable, with the SEC and Canadian securities regulators in connection with the proposed transaction.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus that is included in the Registration Statement (as defined below) and the Real management information circular that have been filed with the SEC and with the Canadian securities regulators, as applicable, in connection with the proposed transaction. While the list of factors presented here and in the Registration Statement are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements/forward-looking information. You should not place undue reliance on any of these forward-looking statements/forward-looking information as they are not guarantees of future performance or outcomes; actual performance and outcomes, including, without limitation, Real’s or REMAX’s actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which Real or REMAX operate, may differ materially from those made in or suggested by the forward-looking statements/forward-looking information contained in this communication. Neither Real nor REMAX assumes any obligation to publicly provide revisions or updates to any forward-looking statements/forward-looking information, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this communication nor the continued availability of this communication in archive form on Real’s or REMAX’s website should be deemed to constitute an update or re-affirmation of these statements as of any future date.

Important Information and Where to Find It

In connection with the proposed transaction between Real and REMAX, each of Real and REMAX has filed and will file relevant materials with the SEC and Canadian securities regulators, as applicable, including a management information circular of Real and a registration statement on Form S-4 filed with the SEC on June 12, 2026, as amended on July 7, 2026 (File No. 333-296768) (the “Registration Statement”) that includes a proxy statement of REMAX and prospectus of Rome Wildlife, Inc. The Registration Statement was declared effective on July 9, 2026, at which time Real filed its management information circular, REMAX filed a definitive proxy statement and Rome Wildlife, Inc. filed a final prospectus. Real’s management information circular is being mailed to securityholders of Real and the proxy statement/prospectus is being mailed to shareholders of each of REMAX and Real, in each case seeking their respective approval of the proposed transaction and other related matters. This communication is not a substitute for the Registration Statement, the proxy statement/prospectus, the Real management information circular or any other document that Real or REMAX (as applicable) has filed or may file with the SEC and Canadian securities regulators, as applicable, in connection with the proposed transaction.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF REAL AND REMAX ARE URGED TO READ THE REGISTRATION STATEMENT, THE REAL MANAGEMENT INFORMATION CIRCULAR, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORS, AS APPLICABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of the Registration Statement, the Real management information circular and the proxy statement/prospectus, as well as other filings containing important information about Real or REMAX, without charge at the SEC’s Internet website (http://www.sec.gov) and under Real’s profile on SEDAR+ at www.sedarplus.ca, as applicable. Copies of the documents filed with the SEC and the Canadian securities regulators by Real will be available free of charge on Real’s internet website at https://investors.onereal.com or by contacting Real’s investor relations contact at investors@therealbrokerage.com. Copies of the documents filed with the SEC by REMAX will be available free of charge on REMAX’s internet website at https://investors.remaxholdings.com or by contacting REMAX’s investor relations contact at investorrelations@remax.com. The information included on, or accessible through, Real’s website or REMAX’s website is not incorporated by reference into this communication or Real’s and REMAX’s respective filings with the SEC and Canadian securities regulators, as applicable.

Participants in the Solicitation

Real, REMAX, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Real is set forth in its management information circular for its 2026 annual meeting of shareholders, which was filed with the Canadian securities regulators on April 24, 2026 (the “Real Annual Meeting Circular”) and in its Form 6-K, which was filed with the SEC on April 24, 2026. Please refer to the sections captioned “Election of Directors,” “Statement of Corporate Governance Practices,” and “Compensation Discussion and Analysis” in the Real Annual Meeting Circular. To the extent holdings of such participants in Real’s securities have changed since the amounts described in the Real Annual Meeting Circular, such changes have been reflected on a Notice of Proposed Sale of Securities pursuant to Rule 144 under the U.S. Securities Act on Form 144 filed with the SEC and in insider reports filed with the Canadian securities regulators on SEDI at www.sedi.ca. Information about the directors and executive officers of REMAX is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on February 19, 2026, as amended by Amendment No. 1 on Form 10-K/A, filed with the SEC on April 30, 2026 (the “REMAX Annual Report”). Please refer to the sections captioned “Directors, Executive Officers and Corporate Governance,” “Executive Compensation,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions and Director Independence” in the REMAX Annual Report. To the extent holdings of such participants in REMAX's securities have changed since the amounts described in the REMAX Annual Report, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=1581091&owner=exclude under the tab “Ownership Disclosures.” These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, are contained in the Registration Statement, the Real management information circular and the proxy statement/prospectus and the other relevant materials filed or to be filed with the SEC and Canadian securities regulators, as applicable, if and when they become available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act and otherwise in accordance with applicable Canadian securities laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE REAL BROKERAGE INC.
(Registrant)

Date: August 6, 2026	By	/s/ Alexandra Lumpkin
Alexandra Lumpkin
Chief Legal Officer